Exhibit I

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2015

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2015:

TOTAL ASSETS		$ 385,317
Less: Total liabilities		181,348
NET WORTH		203,969
Less: Non-allowable assets		(92,521)
TENTATIVE NET CAPITAL		111,448
Less: Undue concentration		-
Less: Haircuts		(720)
NET CAPITAL		110,728
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 12,090	
Minimum requirement	$ 5,000	
Greater of above		12,090
EXCESS NET CAPITAL		$ 98,638
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015)		
Net capital, as reported in Company's part II (unaudited) FOCUS report		$ 56,396
Audit adjustments (net)		54,332
Final net capital		$ 110,728

The accompanying notes are an integral part of these exhibits.